ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
Room B 7/Fl., No. 132, Sec. 3, Min-sheng East Road, Taipei, 105, Taiwan, ROC
Tel: (886) 2-2712-2558, Fax: (886) 2-2712-3557

FOR IMMEDIATE RELEASE

September 12, 2006

Contact: Ling Yun Wu
Asia Pacific Wire & Cable
(886) 2-2712-2558

Michael Mandelbaum
Mandelbaum and Morgan
(310) 785-0810

ASIA PACIFIC WIRE & CABLE ANNOUNCES THE
RESCHEDULED DATE OF ITS UPCOMING ANNUAL GENERAL MEETING OF SHAREHOLDERS

NEW YORK, NY – September 12, 2006 – Asia Pacific Wire & Cable Corporation Limited (Pink Sheets: AWRCF) (the ‘‘Company’’) announced today that the date of its 2005 annual general meeting (the ‘‘Meeting’’) of the Company has been rescheduled from October 4, 2006 to October 18, 2006. The Meeting will be held at the offices of the Company located at No. 132 Min-Sheng East Road, Section 3, 7th Floor, Taipei, 105 Taiwan, ROC on Wednesday, October 18, 2006 at 9:00 p.m. (Taipei time), which is 9:00 a.m. (New York time).

The Company has established August 18, 2006 as the record date for shareholders entitled to notice of, and to vote on matters presented at, the upcoming annual general meeting. Further details concerning the upcoming shareholders meeting, including a formal notice, agenda and proxy statement, will be delivered to shareholders of the Company in the near future in accordance with the Company’s Bye-laws and Bermuda law. It is the Company’s intention that all shareholders of record as of the record date will receive a formal notice, agenda and proxy statement; however, the Company would like to remind each shareholder of its obligation to ensure that its address on record with the Company registrar or with its broker-dealer is correct.

At the Meeting, the shareholders will consider matters not completed at the suspended annual general meeting held on June 30, 2006. The shareholders will consider proposals regarding the approval of the minutes of the last annual general meeting, the termination of the appointment of Ernst & Young as independent auditors, the appointment of new independent auditors, the election of directors and the compensation of directors.

About Asia Pacific Wire & Cable

Asia Pacific Wire & Cable Corporation is a leading manufacturer of wire and cable products for the telecommunications and power industries in selected markets in the Asia Pacific Region.

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Except for statements of historical facts, this news release contains certain forward-looking statements about the Company. Such statements are subject to significant risks and uncertainties including changes in economic and market conditions, successful implementation of growth plans, and other risks noted in the Company’s SEC filings, which may cause actual results to differ materially.